Exhibit 99.1

Coincheck Reports Financial Results for Fourth Quarter of Year Ended March 31, 2026

Company Also Announces Business Partnership with KDDI Corporation, with KDDI to Become a 14.9% Owner of Coincheck Group for Aggregate Cash Consideration of $65 Million

Amsterdam, Netherlands – May 12, 2026 – Coincheck Group N.V. (NASDAQ: CNCK) (“Coincheck Group” or the “Company”), a Dutch public limited liability company that provides digital asset trade execution, custody, staking and asset management services, today reported financial results for the fourth quarter of the fiscal year ended March 31, 2026 (“fiscal 2026”). References to “fiscal 2025” mean the fiscal year ended March 31, 2025.

Financial Highlights:1

Certain Year-Over-Year Highlights

●	Total revenue for the fourth quarter of fiscal 2026 increased 4%, to ¥119.7 billion ($752 million) from ¥114.6 billion ($720 million) in the fourth quarter of fiscal 2025. For the fiscal 2026 full year, total revenue increased 25%, to ¥480.2 billion ($3,019 million), from ¥383.3 billion ($2,410 million) in the fiscal 2025 full year. Both increases were driven mainly by increases in transaction revenue - institutional and revenue from cover counterparty transactions.

●	Adjusted Revenue[2] for the fourth quarter of fiscal 2026 decreased 18%, to ¥2,907 million ($18 million) from ¥3,545 million ($22 million) in the fourth quarter of fiscal 2025. The decrease was driven primarily by a decline in Marketplace Trading Volume, partially offset by an increase in staking revenue of ¥622 million and investment management fee revenue of ¥139 million. For the fiscal 2026 full year, Adjusted Revenue decreased 3%, to ¥13,071 million ($82 million) from ¥13,478 million ($85 million) in the fiscal 2025 full year, driven primarily by a decline Marketplace Trading Volume, partially offset by an increase in staking revenue of ¥2,574 million ($16 million) and investment management fee revenue of ¥139 million ($0.9 million).

●	Verified Accounts[3] increased 10%, to 2,527,772 as of March 31, 2026 from 2,291,103 as of March 31, 2025.

[1]	References in this announcement to “¥” are to Japanese Yen and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥159.080 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of March 31, 2026.

[2]	Adjusted Revenue is a non-IFRS financial measure; see “Non-IFRS financial measures” for definition and corresponding reconciliation below.

[3]	Verified Accounts are all accounts that have been opened after the account owner completes all application procedures (including “know your customer” or “KYC”), after subtracting therefrom the total number of closed accounts. These numbers are for Coincheck Inc.’s business (do not include Aplo or Next Finance Tech).

●	Customer Assets[4] decreased 15%, to ¥728.1 billion ($4,577 million) as of March 31, 2026 from ¥859.2 billion ($5,401 million) as of March 31, 2025. Even though the quantity of digital tokens held by customers remained relatively stable during the fiscal 2026 full year, Customer Assets decreased due primarily to the decline in the market price of certain crypto assets, including Bitcoin and XRP.

●	Assets Under Management (AUM) were ¥128.8 billion ($810 million) as of March 31, 2026[5].

●	Marketplace Trading Volume[6] decreased 29%, to ¥65.7 billion ($413 million) for the fourth quarter of fiscal 2026 from ¥92.0 billion ($578 million) for the fourth quarter of fiscal 2025, and decreased 8%, to ¥309.6 billion ($1,946 million) in the fiscal 2026 full year from ¥337.5 billion ($2,122 million) in the fiscal 2025 full year. Fluctuations in Marketplace Trading Volume are usually driven by crypto-asset industry market volumes and conditions generally, and the size and level of trading activity at Coincheck specifically, as well as market-price fluctuations in the crypto assets frequently traded.

●	Net loss was ¥1,217 million ($7.6 million) in the fourth quarter of fiscal 2026, compared to net profit of ¥642 million ($4.0 million) in the fourth quarter of fiscal 2025. The swing to a net loss was driven partially by a fourth quarter fiscal 2026 decline in Marketplace Trading Volume and increase in selling, general and administrative expenses consisting mainly of (i) employee severance expenses of ¥334 million ($2.1 million) related primarily to the March 31, 2026 departure of the Company’s former CEO, (ii) professional fees of ¥261 million ($1.6 million) related to a potential transaction with which the Company decided not to move forward, and (iii) capitalized software impairment cost of ¥197 million ($1.2 million) relating to a particular Coincheck, Inc. development project (collectively, “Certain Specific Fourth Quarter 2026 Expenses”). For the fiscal 2026 full year, net loss was ¥1,833 million ($11.4 million), as compared to a net loss of ¥14,350 million ($90.2 million) in the fiscal 2025 full year. The fiscal 2025 full-year loss was heavily impacted by ¥18,321 million ($115.2 million) of transaction expenses[7], partially offset by a ¥1,435 million ($9.0 million) gain from the change in fair value of warrant liability. Net loss in the fiscal 2026 full year was driven primarily by a decline in Marketplace Trading Volume and an increase in selling, general and administrative expenses consisting mainly of the Certain Specific Fourth Quarter 2026 Expenses.

●	Adjusted EBITDA[8] was ¥(864) million ($(5.4) million) in the fourth quarter of fiscal 2026, compared to Adjusted EBITDA of ¥719 million ($4.5 million) in the fourth quarter of fiscal 2025. For the fiscal 2026 full year, Adjusted EBITDA decreased 61% to ¥1,666 million ($10.5 million), from ¥4,283 million ($26.9 million) in the fiscal 2025 full year. These declines were related mainly to lower Adjusted Revenue driven mostly by declines in Marketplace Trading Volume and increased selling, general and administrative expenses consisting mainly of the Certain Specific Fourth Quarter 2026 Expenses.

[4]	Cryptocurrencies held for customers + fiat currency deposited by customers. This does not include NFTs or customer assets of Aplo, or of Next Finance Tech (if any).

[5]	Assets Under Management (AUM) refer to the assets under management of 3iQ, a digital asset manager that was acquired by the Company on February 28, 2026. The exchange rate of CAD1.3953 per $1.00, which was the CAD/US$ exchange rate reported by the Federal Reserve Bank of New York as of March 31, 2026.

[6]	Marketplace Trading Volume for a specific period is the total value of all transactions completed through Coincheck’s marketplace platform.

[7]	Transaction expenses for the third quarter of fiscal 2025 were mainly cash and non-cash expenses related to the Company’s de-SPAC business combination, including listing expense, that closed in December 2024.

[8]	Adjusted EBITDA is a non-IFRS financial measure; see “Non-IFRS financial measures” for definition and corresponding reconciliation below. Adjusted EBITDA has been calculated differently beginning with the first quarter of fiscal 2026 than it was calculated for the fourth quarter of fiscal 2025, as further explained under “Non-IFRS financial measures” and “Reconciliation of Adjusted EBITDA.”

Certain Quarter-Over-Quarter Highlights

●	Total revenue decreased 17%, to ¥119.7 billion ($752 million) in the fourth quarter of fiscal 2026 from ¥143.5 billion ($902 million) in the third quarter of fiscal 2026, primarily driven by a decline in Marketplace Trading Volume.

●	Adjusted Revenue for the fourth quarter of fiscal 2026 decreased 24%, to ¥2,907 million ($18 million) from ¥3,833 million ($24 million) in the third quarter of fiscal 2026. The decline was driven primarily by lower Marketplace Trading Volume in the fourth quarter of fiscal 2026.

●	Verified Accounts increased 2%, to 2,527,772 as of March 31, 2026 from 2,475,345 as of December 31, 2025.

●	Customer Assets decreased 23%, to ¥728.1 billion ($4,577 million) as of March 31, 2026 from ¥948.5 billion ($5,963 million) as of December 31, 2025. Even though the quantity of digital tokens held by customers remained relatively stable during the fourth quarter of fiscal 2026 , Customer Assets decreased due primarily to the decline in the market price of crypto assets, including Bitcoin, Ethereum and XRP.

●	Marketplace Trading Volume decreased 25%, to ¥65.7 billion ($413 million) for the fourth quarter of fiscal 2026 from ¥87.7 billion ($551 million) for the third quarter of fiscal 2026.

●	Net loss was ¥1,217 million ($7.6 million) in the fourth quarter of fiscal 2026, compared to net profit of ¥405 million ($2.5 million) in the third quarter of fiscal 2026. The swing to a net loss was driven by, in fourth quarter fiscal 2026, lower Adjusted Revenue and higher selling, general and administrative expenses consisting mainly of the Certain Specific Fourth Quarter 2026 Expenses.

●	Adjusted EBITDA was ¥(864) million ($(5.4) million) in the fourth quarter of fiscal 2026, compared to Adjusted EBITDA of ¥1,428 million ($9.0 million) in the third quarter of fiscal 2026. The swing to negative Adjusted EBITDA in fourth quarter fiscal 2026 was driven primarily by a reduction in Adjusted Revenue and higher selling, general and administrative expenses consisting mainly of the Certain Specific Fourth Quarter 2026 Expenses.

Other Recent Highlights:

●	KDDI Strategic Investment. Coincheck Group also today announced the signing of an agreement with KDDI Corporation, a telecommunications company with one of the largest customer bases in Japan, for KDDI to acquire, through newly issued ordinary shares of Coincheck Group, a 14.9% ownership interest in the Company in exchange for aggregate cash consideration of approximately $65 million. An agreement was also signed by KDDI and Coincheck Group’s Japanese subsidiary, Coincheck, Inc., to enter into a business alliance agreement focused on collaborative initiatives aimed at expanding the digital asset market in Japan, including through mutual customer referral programs and related revenue sharing and referral fees. For more information on the KDDI-Coincheck Group partnership, please click here.

●	Acquisition of 3iQ. On February 28, 2026, Coincheck Group acquired 99.8% beneficial ownership of 3iQ Corp. 3iQ, based in Ontario, Canada, is one of the world’s leading alternative digital asset managers. The Company believes that 3iQ brings to Coincheck Group proven innovation, expertise and institutional product offerings and infrastructure recognized in the digital asset investment management space. Pascal St-Jean, 3iQ’s chief executive, was appointed as CEO of Coincheck Group effective April 1, 2026.

●	ETF Fund Partnership with Scotia Bank. On March 4, 2026, it was announced that Scotiabank, one of Canada’s top-five banks by assets, had partnered with 3iQ to add a multi-crypto ETF (under ticker DXMC) to its product offering via 3iQ as sub advisor, highlighting growing institutional adoption of crypto assets for customers portfolios. The fund offers exposure to four cryptocurrencies: Bitcoin, Ethereum, Solana and XRP.

Webcast and Conference Call

Coincheck Group will host a live webcast to discuss its results today at 5:00 pm ET. The call will be hosted by the following members of Coincheck Group’s management: Pascal St-Jean, CEO, Jason Sandberg, CFO. The conference call can be accessed live via webcast from the Company’s investor relations website at https://www.coincheckgroup.com/news-events/ir-calendar. A replay will be available on the investor relations website following the call. The conference call can also be accessed over the phone by dialing 800-579-2543 or 785-424-1789; the Conference ID is CNCKQ4.

About Coincheck Group N.V.

Coincheck Group N.V. (NASDAQ: CNCK) seeks to bring together retail scale, institutional capability and resilient infrastructure in one digital finance platform offering. Built on its leadership position in Japan as a retail crypto asset exchange provider, the Company is expanding into institutional services and digital asset infrastructure across multiple markets. Its offerings include trade execution, custody, staking and asset management services alongside ongoing development in on-chain finance.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about trading, future financial and operating results, management updates, plans, objectives, expectations and intentions with respect to future operations, products and services, and commercial relationships; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning or the negative thereof. Such forward-looking statements are based upon the current beliefs and expectations of the Company’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the Company’s control, which could cause actual results or events to differ materially from those presently anticipated; such risks, uncertainties, and assumptions, include, among others: (i) the issuance of a significant number of Coincheck Group shares resulting in immediate and substantial dilution to existing shareholders of Coincheck Group; (ii) Coincheck Group’s use of the funds it will receive from the issuance of shares to KDDI having disappointing results; (iii) the business alliance with KDDI having less positive results than expected; (iv) changes in the cryptocurrency and digital asset markets in which the Company competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (v) changes in global political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets, including the effects of inflation, trade policies and government regulation; (vi) changes in economic conditions and consumer sentiment; (vii) the price of crypto assets and volume of transactions on the Company’s platform; (viii) the development, utility and usage of crypto assets; (ix) demand for any particular crypto asset; (x) cyberattacks and security breaches on the Company platforms; (xi) the Company’s ability to introduce new products and services, (xii) the Company’s ability to execute its growth strategies, including identifying and executing B2B or B2B2C relationships, or acquisitions; (xiii) the ability to grow and manage growth profitably; (xiv) 3iQ and its business, including its recent commercial partnership with Scotia Bank, performing below expectations; and (xv) other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F for the fiscal year ended March 31, 2025, as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release are made only as of the date of this press release and the Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

Non-IFRS financial measures

EBITDA, Adjusted EBITDA, Adjusted Transaction Revenue and Adjusted Revenue

In addition to the Company’s results determined in accordance with IFRS Accounting Standards, the Company presents EBITDA, Adjusted EBITDA, Adjusted Transaction Revenue and Adjusted Revenue, each of which is a non-IFRS measure, because the Company believes they are useful in evaluating its operating performance.

EBITDA represents net profit (loss) for the period before the impact of taxes, interest, depreciation, and amortization of intangible assets, and Adjusted EBITDA represents EBITDA, further adjusted, as follows. Adjusted EBITDA has been calculated differently beginning with the first quarter of fiscal 2026 than it was previously calculated for the fourth quarter of fiscal 2025. When the Company announced its financial results on May 13, 2025 for the fourth quarter of fiscal 2025, the further adjustment to calculate Adjusted EBITDA consisted only of transaction expenses. Beginning with the first quarter for the year ended March 31, 2026 (and for the foreseeable future), in evaluating how Adjusted EBITDA should be calculated, the Company considers, in addition to transaction expenses, the non-cash expenses of (i) share-based compensation, which the Company did not have prior to April 1, 2025, the majority of which consists of Coincheck Group restricted share unit awards granted to two of Coincheck, Inc.’s founders and awards granted related to the Company’s December 2024 business combination that resulted in the Company’s listing on Nasdaq, and (ii) change in fair value of warrant liability, which fluctuates quarter to quarter based on the Company’s share price.

Adjusted Transaction Revenue represents Total revenue, adjusted to exclude (i) commission received, (ii) staking revenue, (iii) investment management fee revenue and (iv) other revenue, as further adjusted to deduct cost of sales from (v) Retail and (vi) Institutional.

Adjusted Revenue represents Total revenue, adjusted to deduct cost of sales from (i) Retail, (ii) Institutional and (iii) staking reward distributions.

The Company uses EBITDA and Adjusted EBITDA, and now also Adjusted Transaction Revenue and Adjusted Revenue, to evaluate its ongoing operations and for internal planning and forecasting purposes and believes that EBITDA and Adjusted EBITDA, Adjusted Transaction Revenue, and Adjusted Revenue may be helpful to investors because they provide consistency and comparability with past financial performance. However, EBITDA, Adjusted EBITDA, Adjusted Transaction Revenue and Adjusted Revenue are presented for supplemental informational purposes only, have limitations as analytical tools, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS Accounting Standards.

A reconciliation is provided below for each non-IFRS financial measures to the most directly comparable financial measure stated in accordance with IFRS Accounting Standards. Investors are encouraged to review the related IFRS Accounting Standards financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS Accounting Standards financial measures, and not to rely on any single financial measure to evaluate Coincheck Group’s business.

Please see tables on the following pages for reconciliations of non-IFRS Accounting Standards financial measures.

U.S. Dollar financial information

For the convenience of the reader, where applicable, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥159.080 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of March 31, 2026.

This information is intended to be reviewed in conjunction with the Company’s filings with the SEC.

COINCHECK GROUP N.V. and its subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen
	For the three months ended
	March 31,	March 31,	December 31,
	2026	2025	2025
(in millions)
Revenue:
Revenue	¥118,822	¥114,489	¥142,574
Other revenue	873	90	881
Total revenue	119,695	114,579	143,455

Expenses:
Cost of sales	116,788	111,034	139,622
Selling, general and administrative expenses	4,299	3,556	3,509
Total expenses	121,087	114,590	143,131
Operating loss	(1,392)	(11)	324

Other income and expenses:
Other income	161	5	309
Other expenses	(202)	(72)	(32)
Financial income	174	972	249
Financial expenses	(46)	(11)	(54)
Share of loss of equity-accounted investees, net of tax	(17)	—	(1)
Profit (loss) before income taxes	(1,322)	883	795
Income tax expense (benefit)	(105)	241	390
Net profit (loss) for the period attributable to owners of the Company	¥(1,217)	¥642	¥405

COINCHECK GROUP N.V. and its subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	March 31,	March 31,
	2026	2026
(in millions)
Revenue:
Revenue	¥118,822	$746.9
Other revenue	873	5.5
Total revenue	119,695	752.4

Expenses:
Cost of sales	116,788	734.1
Selling, general and administrative expenses	4,299	27.0
Total expenses	121,087	761.1
Operating loss	(1,392)	(8.7)

Other income and expenses:
Other income	161	1.0
Other expenses	(202)	(1.3)
Financial income	174	1.1
Financial expenses	(46)	(0.3)
Share of loss of equity-accounted investees, net of tax	(17)	(0.1)
Loss before income taxes	(1,322)	(8.3)
Income tax benefit	(105)	(0.7)
Net loss for the period attributable to owners of the Company	¥(1,217)	$(7.6)

*	Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and its subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen		United States Dollar*
	For the fiscal year ended,		For the fiscal year ended,
	March 31,		March 31,
	2026	2025	2026
(in millions)
Revenue:
Revenue	¥477,179	¥383,205	$2,999.6
Other revenue	3,065	125	19.3
Total revenue	480,244	383,330	3,018.9

Expenses:
Cost of sales	467,173	369,852	2,936.7
Selling, general and administrative expenses	14,492	14,458	91.1
Total expenses	481,665	384,310	3,027.8
Operating loss	(1,421)	(980)	(8.9)

Other income and expenses:
Other income	660	22	4.2
Other expenses	(236)	(105)	(1.5)
Financial income	318	1,457	2.0
Financial expenses	(178)	(39)	(1.1)
Share of loss of equity-accounted investees, net of tax	(18)	—	(0.1)
Listing expense	—	(13,714)	0.0
Loss before income taxes	(875)	(13,359)	(5.4)
Income tax expense	958	991	6.0
Net loss for the period attributable to owners of the Company	¥(1,833)	¥(14,350)	$(11.4)

*	Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Japanese Yen			United States Dollar*
	As of March 31,	As of March 31,		As of March 31,
	2026	2025		2026
(In millions)
Assets:
Current assets:
Cash and cash equivalents	¥9,458	¥8,584		$59.5
Cash segregated as deposits	50,024	51,655		314.5
Crypto assets held	37,876	44,680		238.1
Customer accounts receivable	1,422	1,086		8.9
Other financial assets	430	62		2.7
Other current assets	1,274	1,035		8.0
Total current assets	100,484	107,102		631.7
Noncurrent assets:
Property and equipment	1,464	1,909		9.2
Intangible assets	13,600	2,529	†	85.5
Crypto asset held	186	43		1.2
Other financial assets	474	433		3.0
Equity-accounted investees	491	—		3.1
Deferred tax assets	378	337	†	2.4
Other non-current assets	44	—		0.3
Total non-current assets	16,637	5,251		104.7
Total assets	117,121	112,353		$736.4
Liabilities and equity
Liabilities:
Current liabilities:
Deposits received	49,814	50,911		$313.1
Crypto asset borrowings	37,543	44,479		236.0
Other financial liabilities	4,517	2,826		28.4
Income taxes payable	647	799		4.1
Excise tax payable	—	303		0.0
Other current liabilities	615	536		3.9
Total current liabilities	93,136	99,854		585.5
Non-current liabilities:
Other financial liabilities	1,204	901		7.6
Warrant liability	132	410		0.8
Provisions	342	340		2.2
Deferred tax liabilities	562	79	†	3.5

*	Convenience Translation into U.S. Dollars

†	Revised based on adjustments to the original provisional amounts made in March 2025 for Next Finance Tech’s identifiable assets acquired and liabilities assumed. Next Finance Tech was acquired by the Company in March 2025.

COINCHECK GROUP N.V. and subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Japanese Yen		United States Dollar*
	As of March 31,	As of March 31,	As of March 31,
	2026	2025	2026
(In millions)
Total non-current liabilities	2,240	1,730	14.1
Total liabilities	95,376	101,584	599.6

Equity:
Ordinary shares	273	213	1.7
Capital surplus	34,247	13,317	215.3
Share-based payment reserve	1,156	—	7.3
Merger reserve	(8,128)	—	(51.1)
Treasury shares	(4)	(4)	(0.0)
Retained earnings (accumulated deficit)	(5,498)	(2,770)	(34.6)
Foreign currency translation adjustment	(301)	13	(1.9)
Total equity	21,745	10,769	136.8
Total liabilities and equity	¥117,121	¥112,353	$736.3

COINCHECK GROUP N.V. and subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Japanese Yen		United States Dollar
	For the fiscal year ended,		For the fiscal year ended,
	March 31		March 31
	2026	2025	2026
(In millions)
Cash flows from operating activities:
Loss before income taxes	¥(875)	¥(13,359)	$(5.5)
Depreciation and amortization	774	727	4.9
Listing expense	—	13,714	—
Interest expense	161	—	1.0
Share-based payments	1,320	—	8.3
Foreign exchange gain	(389)	—	(2.4)
Share of loss of equity-accounted investees, net of tax	18	—	0.1
Impairment loss of other assets (non-current assets)	—	13	—
Change in fair value of other financial assets (non-current assets)	16	—	0.1
Net loss on sale or disposal of property and equipment	—	3
Net loss on sale or disposal of intangible assets	220	35	1.4
Net gain on sale of other financial assets (non-current assets)	—	(11)	—
Change in fair value of warrant liability	(312)	(1,435)	(2.0)
Increase in cash segregated as deposits	1,631	7,601	10.3
(Increase) decrease in crypto assets held (current assets)	6,804	(495)	42.8
Increase in customer accounts receivable	(123)	(367)	(0.8)
(Increase) decrease in other financial assets (current assets)	50	(22)	0.3
Increase in other current assets	(19)	(613)	(0.1)
Decrease in other financial assets (non-current assets)	34	155	0.2
Increase in deposits received	(1,097)	(8,365)	(6.9)
Increase (decrease) in crypto asset borrowings	(7,016)	459	(44.1)
Increase (decrease) in other financial liabilities	(103)	573	(0.6)
Increase (decrease) in excise tax payable	(303)	—	(1.9)
Increase (decrease) in other current liabilities	(13)	159	(0.1)
Other, net	81	64	0.5
Cash provided by operating activities	859	(1,164)	5.5
Interest income received	4	2	—
Interest expenses paid	(153)	(31)	(1.0)
Income taxes paid	(1,330)	(722)	(8.4)
Net cash used in operating activities	(620)	(1,915)	(3.9)

Cash flows from investing activities
Purchase of property and equipment	(76)	(176)	(0.5)
Proceeds from sale of property and equipment	—	0	—
Expenditure on internally generated intangible assets	(927)	(524)	(5.8)

COINCHECK GROUP N.V. and subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Proceeds from refund of guarantee deposits	1	33	—
Purchase of other financial assets (non-current assets)	(10)	—	(0.1)
Acquisition of subsidiaries, net of cash acquired	1,796	(236)	11.3
Acquisition of equity-accounted investees	(505)	—	(3.2)
Net cash provided by (used in) investing activities	279	(903)	1.7

Cash flows from financing activities
Proceeds from short-term loans payable	3,000	1,800	18.9
Repayments of short-term loans payable	(3,041)	(1,800)	(19.1)
Proceeds received from non-redemption agreement	—	202	—
Proceeds from Reverse Recapitalization, net of equity distribution based on Non-Redemption Agreement	—	205	—
Proceeds from loan from related party	19,376	8,508	121.8
Repayments of loan from related party	(17,758)	(7,887)	(111.6)
Repayments of lease obligations	(378)	(463)	(2.4)
Net cash provided by financing activities	1,199	565	7.6

Effect of exchange rate change on cash and cash equivalents	16	0	0.1
Net increase in cash and cash equivalents	858	(2,254)	5.4
Cash and cash equivalents at the beginning of period	8,584	10,837	54.0
Cash and cash equivalents at the end of period	¥9,458	¥8,584	$59.5

COINCHECK GROUP N.V. and subsidiaries

RECONCILIATION OF TOTAL REVENUE

	Japanese Yen
	For the three months ended
	March 31,	March 31,	December 31,
	2026	2025	2025
(In millions)
Revenue arising from contracts with customers
Transaction revenue - Retail(1)	¥111,772	¥114,226	¥128,877
Transaction revenue - Institutional(2)	6,829	—	13,038
Commission received(3)	222	263	659
Sub-total	118,823	114,489	142,574
Other sources
Staking revenue(4)	622	—	777
Investment management fee revenue(5)	139	—	—
Other revenue(6)	111	90	104
Sub-total	872	90	881
Total	¥119,695	¥114,579	¥143,455

	Japanese Yen
	For the fiscal year ended March 31,
	2026	2025
(In millions)
Revenue arising from contracts with customers
Transaction revenue - Retail(1)	¥455,967	¥381,705
Transaction revenue - Institutional(2)	19,867	—
Commission received(3)	1,345	1,500
Sub-total	477,179	383,205
Other sources
Staking revenue(4)	2,574	—
Investment management fee revenue(5)	139	—
Other revenue(6)	352	125
Sub-total	3,065	125
Total	¥480,244	¥383,330

(1)	Transaction revenue - Retail refers mainly to revenue from sales of crypto assets to retail customers and cover counterparties, which has been entirely derived from operations based in Japan.

(2)	Transaction revenue - Institutional refers to the revenue from Aplo’s prime brokerage services.

(3)	Commission received refers to remittance fees, deposit and withdrawal fees, custodial fees, commissions received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace, commissions that arise from transactions on the Coincheck Exchange platform, and other.

(4)	Staking revenue refers to staking rewards in crypto assets or fiat received or collectible by making company or customer digital assets available to support network validation activities.

(5)	Investment management fee revenue refers to fees derived by 3iQ from providing professional services to manage client accounts and sponsored investment vehicles.

(6)	Other revenue is mainly the interest received from JSF Trust and Banking Co., Ltd.

COINCHECK GROUP N.V. and subsidiaries

RECONCILIATIONS OF ADJUSTED TRANSACTION REVENUE AND ADJUSTED REVENUE

	Japanese Yen
	For the three months ended
	March 31,	March 31,	December 31,
	2026	2025	2025
(In millions)
Total revenue	¥119,695	¥114,579	¥143,455
Commission received(1)	(222)	(263)	(659)
Staking revenue(2)	(622)	—	(777)
Investment management fee revenue(4)	(139)	—	—
Other revenue(6)	(111)	(90)	(104)
Total transaction revenue	118,601	114,226	141,915
Cost of sales - Retail and Institutional
Retail	(109,633)	(111,034)	(126,101)
Institutional	(6,811)	—	(13,030)
Total cost of sales - Retail and Institutional	(116,444)	(111,034)	(139,131)
Adjusted Transaction Revenue	2,157	3,192	2,784
Commission received(1)	222	263	659
Staking revenue(2)	622	—	777
Cost of sales - Staking reward distribution(3)	(344)	—	(491)
Investment management fee revenue(4)	139	—	—
Other revenue(5)	111	90	104
Adjusted Revenue	¥2,907	¥3,545	¥3,833

COINCHECK GROUP N.V. and subsidiaries

RECONCILIATIONS OF ADJUSTED TRANSACTION REVENUE AND ADJUSTED REVENUE

	Japanese Yen
	For the fiscal year ended March 31,
	2026	2025
(In millions)
Total revenue	¥480,244	¥383,330
Commission received(1)	(1,345)	(1,500)
Staking revenue(2)	(2,574)	—
Investment management fee revenue(4)	(139)	—
Other revenue(6)	(352)	(125)
Total transaction revenue	475,834	381,705
Cost of sales - Retail and Institutional
Retail	(445,719)	(369,852)
Institutional	(19,841)	—
Total cost of sales - Retail and Institutional	(465,560)	(369,852)
Adjusted Transaction Revenue	10,274	11,853
Commission received(1)	1,345	1,500
Staking revenue(2)	2,574	—
Cost of sales - Staking reward distribution(3)	(1,613)	—
Investment management fee revenue(4)	139	—
Other revenue(5)	352	125
Adjusted Revenue	¥13,071	¥13,478

(1)	Commission received refers to remittance fees, deposit and withdrawal fees, custodial fees, commissions received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace, commissions that arise from transactions on the Coincheck Exchange platform, and other.

(2)	Staking revenue refers to staking rewards in crypto assets or fiat received or collectible by making company or customer digital assets available to support network validation activities.

(3)	Staking reward distribution represents the portion of staking rewards that are credited to customer accounts as rebates.

(4)	Investment management fee revenue refers to fees derived by 3iQ from providing professional services to manage client accounts and sponsored investment vehicles.

(5)	Other revenue is mainly the interest received from JSF Trust and Banking Co., Ltd.

COINCHECK GROUP N.V. and subsidiaries

RECONCILIATION OF EBITDA

	Japanese Yen
	For the three months ended
	March 31	March 31	December 31
	2026	2025	2025
Reconciliation of EBITDA:
Net profit (loss) for the period	¥(1,217)	¥642	¥405
Add: Income tax expense (benefit)	(105)	241	390
Profit (loss) before income taxes	(1,322)	883	795
Add: Interest expense	45	16	53
Add: Depreciation and amortization	118	253	306
EBITDA	¥(1,159)	¥1,152	¥1,154

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen
	For the three months ended
	March 31	March 31	December 31
	2026	2025	2025
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the period	¥(1,217)	¥642	¥405
Add: Income tax expense (benefit)	(105)	241	390
Profit (loss) before income taxes	(1,322)	883	795
Add: Interest expense	45	16	53
Add: Transaction expenses excluding listing expense(1)	85	540	206
Add: Change in fair value of warrant liability	(174)	(973)	(248)
Add: Share-based compensation	384	—	316
Add: Depreciation and amortization	118	253	306
Adjusted EBITDA	¥(864)	¥719	¥1,428

Prior to the first quarter of fiscal 2026, the Company had no share-based compensation expense. In evaluating how Adjusted EBITDA should be calculated for the first three quarters of fiscal 2026 (and the foreseeable future), the Company considered, in addition to transaction expenses, the non-cash expenses of (i) share-based compensation, the majority of which consisted of Coincheck Group restricted share unit awards granted to two of Coincheck, Inc.’s co-founders, and other restricted share unit awards related to the business combination with Thunder Bridge Capital Partners IV, and (ii) change in fair value of warrant liability, which fluctuates quarter to quarter based on the Company’s share price. The Company believes that showing its EBITDA results, further adjusted to exclude share-based compensation and change in fair value of warrant liability, can present a clearer view of the Company’s operational performance, and is helpful to view together with EBITDA and net profit or loss.

(1)	Transaction expenses are directly attributable to mergers and acquisitions

COINCHECK GROUP N.V. and subsidiaries

RECONCILIATION OF EBITDA

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	March 31,	March 31,
	2026	2026
Reconciliation of EBITDA:
Net loss for the period	¥(1,217)	$(7.6)
Add: Income tax benefit	(105)	(0.7)
Loss before income taxes	(1,322)	(8.3)
Add: Interest expense	45	0.4
Add: Depreciation and amortization	118	0.7
EBITDA	¥(1,159)	$(7.2)

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	March 31,	March 31,
	2026	2026
Reconciliation of Adjusted EBITDA:
Net loss for the period	¥(1,217)	$(7.6)
Add: Income tax benefit	(105)	(0.7)
Loss before income taxes	(1,322)	(8.3)
Add: Interest expense	45	0.4
Add: Transaction expenses excluding listing expense	85	0.5
Add: Change in fair value of warrant liability	(174)	(1.1)
Add: Share-based compensation	384	2.4
Add: Depreciation and amortization	118	0.7
Adjusted EBITDA	¥(864)	$(5.4)

*	Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and subsidiaries

RECONCILIATION OF EBITDA

	Japanese Yen		United States Dollar*
	For the year ended		For the year ended
	March 31	March 31	March 31
	2026	2025	2026
Reconciliation of EBITDA:
Net loss for the period	¥(1,833)	¥(14,350)	$(11.5)
Add: Income tax expenses	958	991	6.0
Loss before income taxes	(875)	(13,359)	(5.5)
Add: Interest expense	161	29	1.0
Add: Depreciation and amortization	774	727	4.9
EBITDA	¥59	¥(12,603)	$0.4

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen		United States Dollar*
	For the year ended		For the year ended
	March 31	March 31	March 31
	2026	2025	2026
Reconciliation of Adjusted EBITDA:
Net loss for the period	¥(1,833)	¥(14,350)	$(11.5)
Add: Income tax expenses	958	991	6.0
Loss before income taxes	(875)	(13,359)	(5.5)
Add: Interest expense	161	29	1.0
Add: Transaction expenses excluding listing expense(1)	599	4,607	3.8
Add: Listing expense	—	13,714	—
Add: Change in fair value of warrant liability	(312)	(1,435)	(2.0)
Add: Share-based compensation	1,320	—	8.3
Add: Depreciation and amortization	774	727	4.9
Adjusted EBITDA	¥1,666	¥4,283	$10.5

*	Convenience Translation into U.S. Dollars